UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 1H2018 OPERATIONAL RESULTS

Moscow, Russia – August 22, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H2018 operational results.

Production and sales for 1H2018

Production:

Product Name	1H2018, thousand tonnes	1H2017, thousand tonnes	%	2Q2018, thousand tonnes	1Q2018, thousand tonnes	%
Run-of-Mine Coal	9,691	10,331	-6	4,726	4,965	-5

Pig Iron	1,928	2,038	-5	943	985	-4

Steel	2,051	2,217	-8	995	1,055	-6
Electric power generation (thousand kWh)	1,742,191	1,678,382	+4	825,955	916,235	-10
Heat power generation (Gcal)	3,276,148	3,091,129	+6	1,063,434	2,212,714	-52

Sales:

Product Name	1H2018, thousand tonnes	1H2017, thousand tonnes	%	2Q2018, thousand tonnes	1Q2018, thousand tonnes	%
Coking coal concentrate	3,521	4,072	-14	1,911	1,610	+19

Including coking coal concentrate supplied to third parties	2,061	2,470	-17	1,174	887	+32

PCI	680	682	0	367	313	+17

Including PCI supplied to third parties	680	682	0	367	313	+17

Anthracites	648	810	-20	329	319	+3

Including anthracites supplied to third parties	541	695	-22	274	267	+3

Thermal coal	3,021	3,165	-5	1,411	1,611	-12

Including thermal coal supplied to third parties	2,575	2,812	-8	1,219	1,356	-10

Iron ore concentrate	846	1,400	-40	495	351	+41
Including iron ore concentrate supplied to third parties	18	12	+55	10	8	+18
Coke	1,214	1,382	-12	585	629	-7

Including coke supplied to third parties	306	414	-26	138	168	-18

Ferrosilicon	38	30	+27	20	18	+8

Long rolls	1,410	1,466	-4	724	686	+6

Flat rolls	271	304	-11	133	138	-4

Hardware	314	332	-6	167	146	+14

Forgings	22	27	-19	10	12	-13

Stampings	72	47	+54	38	34	+11

Key investment projects progress

Universal rolling mill:

	1H2018, thousand tonnes	1H2017, thousand tonnes	%	2Q2018, thousand tonnes	1Q2018, thousand tonnes	%
Rails, beams and shapes	256	313	-18	115	141	-18

Elga coal complex:

	1H2018, thousand tonnes	1H2017, thousand tonnes	%	2Q2018, thousand tonnes	1Q2018, thousand tonnes	%
Run-of-mine coal	2,540	1,934	+31	1,343	1,197	+12

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 1H2018 operational results:

“Renewal of mining equipment at Mechel’s coal facilities enabled us to attain stable mining levels and we plan to maintain this work pace until this year’s end. The decrease in mining volumes was due to a decline in thermal coal mining and re-orienting our facilities to focus on coking coals. Thermal coal production increased only in Elgaugol due to an overall mining growth, so we expanded the geography of our sales of washed thermal coal from the Elga deposit, making our first supplies to India, Myanmar and Vietnam.

“Coking coal concentrate sales in the second quarter went up by 19% quarter-on-quarter due to an increase in supplies as we made new contracts with major steelmakers in Asia Pacific for the 2018 financial year, which started in April. Export to Asia Pacific went up by 60%, with China becoming chief importer of our coking coal concentrate in this accounting period. Supplies to our Japanese customers increased as well. Our supplies to China demonstrated positive dynamics that were further supported by the boost to coking coal concentrate production at Elga Coal Complex.

“The 17-percent increase in PCI sales in the second quarter is due to additional sales of stockpiles accumulated in the first quarter due to infrastructure limitations at Far Eastern ports. We ship practically the entire PCI volume to our Asian partners in South Korea, Japan and China.

“Anthracite sales also demonstrated positive dynamics (+3%). Our chief customers for this product are based in Europe. Nevertheless, we try to re-distribute our export flows and increase our sales to customers in Asia and the CIS, as today those markets show better margins for anthracites.

“The 2Q2018 41-percent increase in iron ore concentrate sales was due to our closing the gap on stripping works over the past periods due to the replenishment of our mining equipment fleet at Korshunov Mining Plant, which had a positive impact on ore mining volumes.

“Volatility on the domestic coke market became the chief cause for the 7-percent decline in coke sales. We are actively expanding into new markets in Eastern Europe.

“Mechel’s steel division in this accounting period decreased production of pig iron and steel by 4% and 6% respectively due to planned repairs in Chelyabinsk Metallurgical Plant’s agglomeration and blast-furnace and oxygen converter facilities. This factor also had its impact on production and sales of flat rolls. Planned major repairs to the concaster #5, which were made in 2Q2018, led to a decrease in the universal rolling mill’s load, which in its turn led to a decline in the mill’s output. At the same time, overall long rolls sales went up by 6% due to sales of rebar and construction beams as well as stainless rolls.

“We continue to pay extra attention to mastering production of new section rolls at the universal rolling mill. In this accounting period, we launched production of two new types of wide-flange beam with the European Union’s construction market in mind. The universal rolling mill also produced a test batch of 100-meter rails for high-speed railways with speed limits of 250 km/h, and their certification is nearly  complete. We plan to shortly begin mastering production of rails for high-speed railways with speed limits of 400 km/h.

“Hardware sales went up primarily as constructors’ demand for wire picked up ahead of the construction season.

“We have taken full advantage of the attractive prices on the ferrosilicon market. Bratsk Ferroalloys Plant exceeded quarterly target production plans, which enabled us to increase overall sales domestically and internationally by 8%.

“Demand for railway axles from Russian wagonbuilders remains high, and stampings sales in the second quarter went up by 11% quarter-on-quarter. We are fulfilling all our contractual obligations and taking a proactive stance in the market, signing contracts with new partners both in Russia and abroad.

“The 10-percent decrease in electricity generation in the second quarter as compared to the previous quarter was due to repairs starting at our key heat and electricity equipment. The decrease in heat generation quarter-on-quarter is due to the end of the heating season.”

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 22, 2018

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